EXHIBIT 12
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                          YEARS ENDED DECEMBER 31,
                                                 ------   ------   ------   ------   ------
                                                  1995     1996     1997     1998     1999
                                                 ------   ------   ------   ------   ------

Earnings as Defined in Regulation S-K (A):

Income from Continuing Operations (B)            $  627   $  588   $  560   $  644   $  723
Income Taxes (C)                                    348      297      284      428      563
Fixed Charges                                       549      527      543      577      615
                                                 ------   ------   ------   ------   ------
Earnings                                         $1,524   $1,412   $1,387   $1,649   $1,901
                                                 ======   ======   ======   ======   ======

Fixed Charges as Defined in Regulation S-K (D)

Total Interest Expense (E)                       $  464   $  453   $  470   $  481   $  506
Interest Factor in Rentals                           12       12       11       11       10
Subsidiaries' Preferred Securities Dividend
    Requirements                                     16       28       44       71       85
Preferred Stock Dividends                            34       22       12        9        9
Adjustment to Preferred Stock Dividends to
     state on a pre-income tax basis                 23       12        6        5        5
                                                 ------   ------   ------   ------   ------
Total Fixed Charges                              $  549   $  527   $  543   $  577   $  615
                                                 ======   ======   ======   ======   ======

Ratio of Earnings to Fixed Charges                 2.78     2.68     2.55     2.86     3.09
                                                 ======   ======   ======   ======   ======

Notes:

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
      (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)   Excludes income from discontinued operations and extraordinary item.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

(E)   Excludes interest expense from discontinued operations.